
N
W
E
S
Legend
82
Completed Phase 3 hole
P76
Planned Phase 3 hole
2002- 2007 Drillhole
Quartz Vein Zones
Pond
Drill Road
Stream
Road
Grid Line
48+00 E
50+00 E
53+00 E
55+00 E
5417500 mN
BL 50+00 N
BL 50+00 N
562500 mE
Jaclyn North Zone
Jaclyn Main Zone
Jaclyn South Zone
Christopher Zone
11033M
11034M
Buchans Highway
79
78
76
77
P94,95
P90,91
90
P97,98
P96
P92
87,88
89
84
83
85
86
80
81
82
CROSSHAIR
EXPLORATION & MINING
GOLDEN PROMISE PROJECT
NTS 12A/16 and 02D/13
JACLYN DRILL PLAN
250 metres
UTM NAD27 Zone21
Sept 3, 2007